Exhibit 99.2

PROXY STATEMENT

ZOOZ STRATEGY LTD.

4B Hamelacha St.,

Lod, Israel

Annual General Meeting of Shareholders

To be Held on November 21, 2025

This proxy statement is being furnished to the holders of ordinary shares, par value New Israeli Shekels (“NIS”) 0.00286 per share (“Ordinary Shares”), of ZOOZ Strategy Ltd. (formerly ZOOZ Power Ltd.) (“ZOOZ” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s Annual General Meeting of Shareholders, or at any postponements or adjournments thereof (the “Meeting”).

The Meeting will be held on Friday, November 21, 2025, at 4:00 PM (Israel time), at the Company’s offices at 4B Hamelacha St., Lod, Israel, for the following purposes:

1.	To approve a new compensation policy for the Company’s executives and directors, in accordance with the requirements of the Companies Law.

2.	To approve the compensation terms of the Company’s directors.

3.	To approve a clarification in the compensation terms of Mr. Jordan Fried, the Company’s Chief Executive Officer and to approve Mr. Fried’s 2026 Bonus Plan.

4.	To approve the purchase of a directors’ and officers’ liability insurance policy.

5.	To approve the re-election of Christine Y. Zhao to the Board as a Class I Director.

6.	To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025, and for the period commencing January 1, 2026 and until the next annual general meeting of the Company’s shareholders and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024; this item will not involve a vote of the shareholders.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israel Securities Authority (the “ISA”).

RECORD DATE AND VOTING RIGHTS

Only shareholders of record at the close of business day on Monday, October 27, 2025, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to vote at the Meeting and at any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all postponements or adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Ordinary Shares are registered with a member of the TASE, and intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices at 4B Hamelacha St., Lod, Israel, attention: Chief Financial Officer, together with an ownership certificate confirming his or her ownership of the Company’s Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she hold their Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Ordinary Shares.

Joint holders of Ordinary Shares should take note that, pursuant to Article 21.3 of the Articles of Association of the Company (the “Articles”), subject to any applicable law, any joint holder of an Ordinary Share may vote at any meeting, in person or by proxy due to that share, as though they had been the only eligible shareholder. If more than one joint shareholder participates at the meeting in person or by proxy, the shareholder listed first in the shareholders register or the ownership certificate or another document as the Board determines for this purpose will vote due to that share, as applicable.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on November 20, 2025, or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM Israel time on November 21, 2025).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (which revocation or new proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on November 20, 2025, as noted above); (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on November 21, 2025); or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board mainly by mail and phone. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail and phone, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation. We have engaged Campaign Management, LLC, a proxy solicitation firm, to assist in the solicitation of proxies and provide related advice and informational support for a fee of approximately $12,000 plus out-of-pocket expenses and customary disbursements.

If you have any questions or need assistance voting your shares, please call our proxy solicitor, Campaign Management:

Strategic Stockholder Advisor and Proxy Solicitation Agent

15 West 38th Street, Suite #747, New York, New York 10018

North American Toll-Free Phone:

1-844-410-4009

Email: info@campaign-mgmt.com

Call Collect Outside North America: +1 (212) 632-8422

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Friday, November 28, 2025, at the same time and place. At such adjourned meeting, two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum and if no quorum is present at the adjourned meeting within 30 minutes of the scheduled adjourned meeting start date, the meeting will be held regardless of the number of shareholders participating.

REQUIRED VOTE AND VOTING PROCEDURES

Only shareholders of record at the close of business on Monday, October 27, 2025, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

In accordance with applicable Israeli law, the approval of Item No. 1, Item No. 3 and Item No. 4 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System; provided that (i) the majority of the Ordinary Shares voted in favor of such items are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of the respective item (each, an “Interested Shareholder”), not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company (the “Special Majority”). In addition, in accordance with applicable Israeli law, the approval of Item No. 2, Item No. 5 and Item No. 6 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System; provided however, that in the event that Item No. 1 on the agenda for the Meeting is not approved, the approval of Item No. 2 on the agenda for the Meeting will also require the Special Majority.

For the purpose of the Special Majority, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. In addition, the term “controlling shareholder” also includes a person who holds twenty-five percent (25%) or more of the voting rights in the general meeting of the Company if there is no other person who holds more than fifty percent (50%) of the voting rights in the Company; for the purpose of holding, two or more persons holding voting rights in the Company each of whom has a personal interest in the approval of the transaction being brought for approval of the Company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds five percent (5%) or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, with respect to Item No. 1, Item No. 3 and Item No. 4, and for cautionary purposes also Item No. 2, every voting shareholder is required to deliver a written notice to the Company in the event that such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by the voting instruction card) or through the Electronic Voting System, who has not delivered a written notice to the Company that he or she is an Interested Shareholder, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

If you think that you are an Interested Shareholder with respect to Item No. 1, Item No. 2, Item No. 3 or Item No. 4, please deliver a written notice to the Company’s Chief Financial Officer, Mrs. Ruth Smadja, by email at ruth.smadja@zoozpower.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of October 14, 2025 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. The “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired upon (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to exercise of options or other rights (as set forth above) that are either currently exercisable or will become exercisable within sixty (60) days as of October 14, 2025, are included. The Ordinary Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table. The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Keyarch Global Sponsor Limited(2)	2,614,800	1.61%
Keywise Discovery Master Fund(3)	8,000,000	4.94%
Fried LLC(4)	3,000,000	1.85%
Chardan Capital Markets, LLC(5)	5,920,350	3.66%
Entities affiliated with Newtyn Partners(6)	15,000,000	9.26%
Entities affiliated with Arrington Capital(7)	10,500,000	6.49%
Kayana Capital LLC(8)	10,000,000	6.18%
Sixty Degree Capital Fund III, LP(9)	10,000,000	6.18%
All Office Holders, including directors, as a group (consists of 9 persons)(10)	20,655,352	12.71%

(1)	Based upon 161,899,782 Ordinary Shares issued and outstanding as of October 14, 2025; does not include (i) 4,000,000 ZOOZ earn out shares that may be issued upon conversion of ZOOZ earnout rights, and (ii) Pre-Funded Warrants and ordinary warrants issued as part of the Private Placement (as defined below).

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current eight members of the Board, the Company defines an additional three individuals to be Office Holders.

(2)	Based upon information provided by the shareholder in its Schedule 13D filed with the SEC on April 11, 2024. Includes (i) 150,000 Ordinary Shares held by Fang Zheng, (ii) 2,219,550 Ordinary Shares held by Keyarch Global Sponsor Limited (“Keyarch”), and (iii) 245,250 Ordinary Shares issuable upon the exercise of private warrants held by Keyarch. The warrants are exercisable beginning 30 days after completion of the business combination pursuant to that certain Business Combination Agreement, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch Acquisition Corporation, ZOOZ and the other parties to the Business Combination Agreement, or May 4, 2024, until five years after such date, or May 4, 2029, and each warrant is exercisable for one Ordinary Share at an exercise price of $11.50 per share. Fang Zheng is a director and the majority shareholder of Keyarch and therefore could be deemed to be the beneficial owner of all of the securities of the Company held of record by Keyarch. Based upon such Schedule 13D, Fang Zheng disclaims any beneficial ownership of the reported shares held by Keyarch other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Does not include 1,120,000 Ordinary Shares placed in escrow at the closing of the business combination and which may be released to Keyarch if, during the earnout period, the Company achieves certain milestones detailed in the Business Combination Agreement. The principal business and principal office address of Mr. Zheng is as follows: c/o, Keywise Capital Management (HK) Limited, Room 3008-10, 30/F, Cosco Tower, 183 Queen’s Road Central, Hong Kong. The principal business and principal office address of Keyarch is as follows: 275 Madison Avenue, 39th Floor, New York, New York 10016.

(3)	Ordinary Shares issued in the Subsequent Private Placement (as defined below) to Keywise Discovery Master Fund (“Keywise”). Fang Zheng, one of our directors, has sole voting and dispositive power over the shares held by Keywise. The address of the principal place of business of Keywise is Room 3008-10, 30/F Cosco Tower, 183 Queen’s Road Central, Hong Kong.

(4)	3,000,000 Ordinary Shares issued in the Subsequent Private Placement. Jordan Fried, our Chief Executive Officer and one of our directors, has sole voting and dispositive power over the shares held by Fried LLC. The address of the principal place of business of Jordan Fried and Fried LLC is 151 Calle de San Francisco San Juan, Puerto Rico, 00901.

(5)	5,920,350 Ordinary Shares issued to Chardan Capital Markets, LLC (“Chardan”) pursuant to an Engagement Letter, as a placement agent fee for the Private Placement. Jonas Grossman, one of our directors, has voting and dispositive power over the shares held by Chardan. The principal place of business of Chardan is One Pennsylvania Plaza, Suite 4800, New York, NY 10119.

(6)	Consists of (i) 5,640,000 Ordinary Shares issued in the Subsequent Private Placement to Newtyn Partners LP (“Newtyn”) and (ii) 9,360,000 Ordinary Shares issued in the Subsequent Private Placement to Newtyn TE Partners, LP (“Newtyn TE”). Noah G. Levy has sole voting and dispositive power over the shares held by both Newtyn and Newtyn TE. The address of the principal place of business Noah G. Levy, Newtyn and Newtyn TE is 60 East 42nd Street, Suite 950, New York, NY 10165.

(7)	Consists of (i) 10,000,000 Ordinary Shares issued in the Subsequent Private Placement to Arrington XRP Capital Fund, LP (“Arrington XRP”) and (ii) 500,000 Ordinary Shares issued in the Subsequent Private Placement to Arrington Capital Investment Management, LLC (“Arrington Capital”). J. Michael Arrington has sole voting and dispositive power over the shares held by Arrington XRP and Arrington Capital. The address of the principal place of business of Michael Arrington, Arrington XRP and Arrington Capital is 382 NE 191st St, Suite 52895, Miami, FL, 33179-3899.

(8)	John Michael Grzan has sole voting and dispositive power over the shares held by Kayana Capital LLC. The address of the principal place of business of John Michael Grzan and Kayana Capital LLC is 412 Dorado Beach East, Dorado, PR 00646.

(9)	Jian Guo has sole voting and dispositive power over the shares held by Sixty Degree Capital Fund III, LP. The address of the principal place of business of Jian Guo and Sixty Degree Capital Fund III, LP is 251 Consumers Road Suite 1100, Toronto, ON, M2J4R3.

(10)	The number of Ordinary Shares beneficially owned and the percent of Ordinary Shares beneficially owned include the Ordinary Shares beneficially owned by all Office Holders, as well as by Keyarch, Keywise, Fried LLC and Chradan, as detailed in footnotes (2), (3), (4) and (5), respectively.

RESULTS OF THE MEETING

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published in a report on Form 6-K that the Company will file with the SEC and with the ISA after the Meeting.

PROXY MATERIALS

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.zoozpower.com. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

Item no. 1

To approve a new compensation policy for the company’s executives and directors, in accordance with the requirements of the companies law

Background

Under the Companies Law, the board of directors of an Israeli public company is required to establish a compensation policy regarding the terms of office of its office holders. Our office holders include our directors, executives and other managers who meet the definition of “office holder” under the Companies Law. We refer hereunder to office holders other than our directors as executives.

Pursuant to the Companies Law, the compensation committee and the board of directors of an Israeli public company must review the compensation policy from time to time, to consider its appropriateness and ensure its alignment with the company’s compensation philosophy. The compensation policy must generally be re-approved once every three years, or upon the lapse of a five-year period following the company’s initial public offering. The adoption, amendment and restatement of the policy is to be approved by the board of directors, after considering the recommendation of the compensation committee. Following such approvals, the compensation policy should be approved by the company’s shareholders, subject to the Special Majority requirements that are detailed above in the “Required Vote and Voting Procedures” section, except that the approval of the shareholders may be waived or overruled by the compensation committee and board of directors in certain circumstances prescribed by the Companies Law.

The Company’s current compensation policy (the “Current Compensation Policy”) was approved by our shareholders on February 11, 2021, as amended on October 14, 2021, following the approval of our Board and our compensation committee (the “Compensation Committee”), respectively.

General

On July 29, 2025, the Company entered into a Securities Purchase Agreement (the “Initial Purchase Agreement”) for a private placement (the “Initial Private Placement”) with certain institutional and other accredited investors ,which closed on July 31, 2025 (the “Initial Closing”).

On July 29, 2025, the Company entered into an additional Securities Purchase Agreement (the “Subsequent Purchase Agreement” and together with the Initial Purchase Agreement, the “Purchase Agreements”) for a private placement (the “Subsequent Private Placement” and together with the Initial Private Placement, the “Private Placement”) with certain institutional and other accredited investors, as well as additional agreements and documents related thereto.

On September 30, 2025, the Company announced the closing of the Subsequent Private Placement and the additional agreements and documents, in connection with the Company’s adoption of a bitcoin treasury reserve strategy. Such closing followed the shareholder approvals received at the Company’s extraordinary general meeting held on September 19, 2025 (the “Extraordinary Meeting”).

Following the closing of the Private Placement and related agreements and documents, the Company has begun undergoing a substantial transition in its business strategy, from a company engaged in the ultra-fast electric vehicle (“EV”) chargers, to a company engaged in bitcoin treasury reserve strategy, which requires specific expertise and talent in a rapidly evolving market with aggressive competition over such talent. In order to enable the Company to compete over such talent, the Compensation Committee and the Board reviewed the Current Compensation Policy, which was adopted by the Company in 2021, when the Company was listed for trading only on the TASE and was engaged in its previous line of business in the EV market. The Current Compensation Policy was not updated since its adoption in 2021, including following the Company’s dual-listing on Nasdaq, to better tailor it for a Nasdaq-listed company and for the new executives serving. When reviewing the Current Compensation Policy, the Compensation Committee and the Board assessed its adequacy for the Company’s new business strategy, which introduces new risks and uncertainties, including the ones detailed in the Company’s report on Form 6-K filed with the SEC on July 29, 2025 and in any subsequent filing made by the Company with the SEC, as well as its suitability for the new competitive business environment for executives and directors in such field and the aggressive competition that the Company is facing for attracting and retaining appropriate executives and directors in this sector. For such purpose, the Compensation Committee and the Board used benchmarking analysis with peer companies, as further detailed below, and concluded that the Current Compensation Policy is not adequate to support attracting and retaining appropriate executives and directors for its new business strategy, and should be replaced in its entirety with a new compensation policy specifically tailored for the Company’s new position.

As an international bitcoin treasury reserve strategy company, with several directors and other Office Holders who have the unique expertise required for leading the Company in its new business, and some of them residing outside of Israel (mainly in the United States), the Company is required to adopt a global compensation framework and compensation practices that are in line with those of its global peers in order to be competitive. Unlike its U.S. peers, which are comprised of U.S. issuers subject to the “Say on Pay” model, the Company is subject to an ex-ante process governed by Israeli legislation, which requires the adoption of a compensation policy that is brought for approval by Company shareholders. Hence, while the “Say on Pay” model requires shareholders to provide their support of compensation practices in retrospect, Israeli legislation imposes forward looking limitations on the Compensation Committee’s and the Board’s authority to approve executive compensation, setting a maximum cap upon each compensation component. Should the Compensation Committee and the Board wish to grant executive compensation that exceeds a certain cap defined under the compensation policy, it cannot do so without seeking the specific approval of the Company’s shareholders in advance.

The Company’s competitors are not limited in this manner and have the authority to approve executive compensation as they deem is in the best interest of their company. Having the appropriate authority to compete over executive talent in the Company’s industry is, therefore, of utmost importance, especially considering that there may be significant variance among the Company’s executives in terms of individual compensation levels based on their position, location, expertise and experience and the Company’s compensation policy should provide the Compensation Committee and the Board with authority to approve executive compensation that is competitive in relation to that provided by the Company’s peers, both in ordinary and exceptional circumstances – with the proposed maximum caps determined for the purpose of allowing enough flexibility for the Company to provide such level of compensation when appropriate.

In light of all of the above, and in order to determine the global best practices in executive compensation and to ascertain the positioning of the Company’s Office Holders’ compensation packages vis-à-vis its peers, the Compensation Committee and Board have used an independent third party’s benchmarking analysis with peer companies which the Compensation Committee and the Board deemed relevant in this respect. It is noted that since the Company is the first Israeli Nasdaq and TASE dual-listed company to implement a long-term strategic bitcoin treasury reserve strategy, this benchmark analysis was mostly of non-Israeli Nasdaq-listed technology companies. Such benchmark analysis provided that the Current Compensation Policy, including the pay mix and caps included therein, is not suitable for a global Company, which has transformed its business and requires specific expertise and talent in a rapidly evolving market with aggressive competition over such talent. The Compensation Committee and the Board also carefully considered the nature of the Company’s new business, the duties and responsibilities of the Company’s directors and other Office Holders considering the size of the Company and the scope, complexity and nature of its operations and information regarding its strategic business transition process, in light of the Company’s new business strategy, the challenges that the Company faces, the need to enhance the global competitiveness of the Company in attracting and retaining highly qualified directors and other Office Holders worldwide, market trends, including in situations where companies have undergone strategic business transitions, as well as other relevant information and materials that they deemed fit, and after analyzing all relevant factors and considerations required under the Companies Law, the Compensation Committee and Board have determined to adopt a new compensation policy tailored for the Company, which will replace the Current Compensation Policy in its entirety and will be in effect for a three-year period following its adoption (unless earlier amended or replaced in accordance with the Companies Law), in the form attached hereto as Exhibit A (the “New Compensation Policy”), which was determined to be reasonable, appropriate and for the benefit of the Company, and recommend to the Company’s shareholders to approve the New Compensation Policy.

The terms of office of Office Holders are detailed in the New Compensation Policy, and include, among other things, arrangements regarding exculpation, insurance and indemnification, according to which, among other things, the Company may provide Executives and Directors with general directors’ and officers’ liability insurance as detailed therein, as well as recoupment and reduction of compensation provisions applicable to all Office Holders, which are in addition to any other “clawback” or similar provisions regarding recoupment and reduction of compensation imposed on Office Holders by virtue of applicable securities laws, a separate contractual obligation or Company policies (which shall include the Company’s Policy for Recovery of Erroneously Awarded Compensation, as adopted by the Board and as may be in effect from time to time).

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the New Compensation Policy in the form attached to the Proxy Statement as Exhibit A be, and hereby is, approved and adopted.”

Required Vote

In accordance with applicable Israeli law, the approval of Item No. 1 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System; provided that the Special Majority requirement is also satisfied, i.e. (i) the majority of the Ordinary Shares voted in favor of such items are not held by Interested Shareholders, not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For the definition of Interested Shareholder, see the “Required Vote and Voting Procedures” section above.

Under Israeli law, with respect to Item No. 1, every voting shareholder is required to deliver a written notice to the Company stating whether such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by the voting instruction card) or through the Electronic Voting System, who has not delivered a written notice to the Company that he or she is an Interested Shareholder, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

If you think that you are an Interested Shareholder with respect to Item No. 1, please deliver a written notice to the Company’s Chief Financial Officer, Ms. Ruth Smadja, by email at ruth.smadja@zoozpower.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

Item no. 2

To approve the compensation terms of the company’s directors

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of a director, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

On July 29, 2025, the Company entered into the Purchase Agreements for the Private Placement as well as into additional related agreements and documents, which, upon closing, dramatically increased the Company’s capital base and enabled it to launch its new cryptocurrency treasury reserve strategy, in connection with which the Company adopted bitcoin as its primary treasury reserve asset on an ongoing basis, subject to market conditions and its anticipated cash needs.

At the Initial Closing, the Board appointed Messrs. Jordan Fried, Samer Haj-Yehia and Todd Thomson to serve on the Board, effective as of the Initial Closing and until the date of the Extraordinary Meeting, and two of the Company’s then-serving directors, Mr. Doron Meir Vadai and Mr. Sanqiang (Larry) Wang stepped down from service. At the Extraordinary Meeting, Messrs. Jordan Fried, Samer Haj-Yehia and Todd Thomson were re-elected by our shareholders as members of Class III, Class II and Class II (as such terms are defined in the Articles), respectively, and Mr. Jonas Grossman and Mr. Alberto Franco were elected by our shareholders as members of Class II and Class I (as such terms are defined in the Articles), respectively. These directors will hold office until the first Annual Meeting (as defined in the Articles) following the date of the Meeting at which their respective Class is brought for re-election and until their respective successor is elected and qualified or until such earlier time as their respective office is vacated. In addition, at the Extraordinary Meeting 2 additional then-serving directors, Dan Weintraub and Naama Zeldis, stepped down from service.

Currently, all of our serving directors (other than Mr. Avi Cohen, the Chairman of the Board and other than Mr. Jordan Fried, our Chief Executive Officer and director, who is not entitled to any compensation for his service as a director and is only entitled to compensation for his service as our Chief Executive Officer) are entitled to the same compensation which was approved by our shareholders on February 11, 2021, which is currently comprised of cash compensation in accordance with regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as supplemented by the Israeli Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the “Alleviation Regulations”), in accordance with the “fixed” amounts of the annual and participation fees, as set forth in the Remuneration Regulations, as supplemented by the Alleviation Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence, as further detailed under the caption “Compensation” in Item No. 5 below, which is consistent with the Current Compensation Policy and with the New Compensation Policy (the “Current Directors’ Compensation”).

As noted above, the Current Directors’ Compensation was approved by our shareholders on February 11, 2021, while the Company was listed for trading only on the TASE, was required to appoint external directors pursuant to the Companies Law and pay them limited compensation as permitted under the Remuneration Regulations as supplemented pursuant to the Alleviation Regulations, as detailed above, which it is no longer required to do, and was engaged in the ultra-fast EV charging business, before transitioning into a company engaged in bitcoin treasury reserve strategy.

Following the closing of the Private Placement and said transition of the Company, the Compensation Committee and Board do not consider the Current Directors’ Compensation to be appropriate, given the material changes that the Company has undergone since such compensation was originally approved, in light of the considerations detailed in Item No. 1 above, the Company’s new business strategy and the risks and uncertainties associated therewith, the Company’s aggressively competitive landscape and the need to adopt compensation practices that are in line with those of its peers.

In light of all of the above, and in order to determine the adequate compensation practices in directors’ compensation and to ascertain the positioning of the Company’s directors’ compensation packages vis-à-vis the Company’s peers, the Compensation Committee and Boards reviewed a benchmarking analysis prepared by an independent third party, with small-cap peer companies which the Compensation Committee and Board deemed relevant in this respect. It is noted that since the Company is the first Israeli Nasdaq and TASE dual-listed company to implement a long-term strategic bitcoin treasury, this benchmark analysis was mostly of non-Israeli Nasdaq-listed technology companies.

The Compensation Committee and the Board also carefully considered the nature of the Company’s new business as a company engaged in bitcoin treasury reserve strategy, the duties and responsibilities of its directors considering the size of the Company and the scope, complexity and nature of its operations and information regarding its strategic business transition process, in light of the Company’s new business strategy, the need to enhance the global competitiveness of the Company in attracting and retaining highly qualified directors worldwide, which are limited in number, in a market aggressively competing for such limited talent, market trends, including in situations where companies have undergone strategic business transitions, as well as other relevant information and materials that they deemed fit. The Compensation Committee and Board believe that the new compensation terms of the Company’s serving and future directors (other than Mr. Fried, who is not entitled to any compensation for his service as director and is only entitled to compensation for his service as Chief Executive Officer), as detailed below (the “Directors’ Compensation Terms”), would align the Company’s directors’ compensation with market practice implemented by the Company’s global peers, recognizing the time, attention, and expertise required by its directors, and setting the foundation for attracting and retaining the most qualified and experienced directors in the Company’s industry.

The Directors’ Compensation Terms include the following:

●	Cash Compensation – annual cash compensation of $85,000, which shall be paid to the directors on a quarterly basis.

●	Committee Membership Fees (which shall be paid in each case on a quarterly basis):

○	Each director serving on the Audit Committee shall be entitled to an annual retainer of $15,000 and the chairperson of such committee shall be entitled to an annual retainer of $30,000;

○	Each director serving on the Compensation Committee shall be entitled to an annual retainer of $10,000 and the chairperson of such committee shall be entitled to an annual retainer of $20,000;

○	Each director serving on any other Board committee shall be entitled to an annual retainer for service on each such committee of $7,500 and the chairperson of each such committee shall be entitled to an annual retainer for service as such on each such committee of $15,000.

●	Equity-based Compensation:

○	Welcome Equity Grants.

■	Each new director shall be granted a welcome grant of time-based RSUs in the value of $275,000, calculated as of the date of grant, upon his or her initial election to the Board (such initial election date shall be the date of grant) (the “Welcome Equity Grant”). It is emphasized that each currently serving director (including the Chairperson of the Board) will be granted a Welcome Equity Grant, which shall be granted on the date of the approval of this Item No. 2 by the Company’s shareholders. Based on the Company’s share price as of October 14, 2025 of $2.00 per Ordinary Share, if this Item No. 2 is approved by the Company’s shareholders, each of our currently serving directors will be granted 137,500 RSUs hereunder.

■	Welcome Equity Grants (including the grants that will be granted to our currently serving directors, as detailed above) will vest in one installment over a one-year period, with each grant becoming fully vested and exercisable at the end of one-year following the date of grant, subject to the applicable director-grantee continuous service as a director of the Company through the applicable vesting date.

○	Annual Equity Grants.

■	Commencing as of the Meeting (inclusive), each of the Company’s then-serving directors shall be granted an annual equity grant of time-based RSUs in the value of $165,000, calculated as of the date of grant (the “Annual Equity Grant”). The Annual Equity Grants shall not be linked to performance conditions, to ensure that the directors’ independence is not jeopardized. It is emphasized that each currently serving director (including the Chairperson of the Board) will be granted an Annual Equity Grant, which shall be granted on the date of the approval of this Item No. 2 by the Company’s shareholders. Based on the Company’s share price as of October 14, 2025 of $2.00 per Ordinary Share, if this Item No. 2 is approved by the Company’s shareholders, each of our currently serving directors will be granted 82,500 RSUs as Annual Equity Grant.

■	The Annual Equity Grants will be granted on the date of each annual general meeting of shareholders, or when such director is appointed (in each case, the “Date of Grant”). In case a director is appointed in between annual meetings – the Annual Equity Grant will be granted on the date of his or her appointment and will be pro-rated according to the part of the year that has passed since the previous annual general meeting of the shareholders of the Company, assuming that the following annual general meeting of the shareholders of the Company will be held exactly 12 months thereafter.

■	Each Annual Equity Grant will vest upon the earlier of either: (i) twelve months from its Date of Grant; or (ii) the date of the next annual meeting of shareholders, A.

○	Each Director will be required to retain for as long as such Director is serving on the Board (and if such Director is also serving as an Executive, for as long as such Director is serving as Executive of the Company) at least 25% of such Director’s outstanding vested equity awards granted to him or her pursuant to the terms of this Item No. 2.

Additional Compensation for the Chairperson of the Board:

In recognition of the additional duties and responsibilities of the Chairperson of the Board, the compensation terms of the current Chairperson of the Board, or as may be from time to time, will include the following additional terms (in addition to those detailed under Directors’ Compensation above, which shall apply to current or future Chairperson of the Board):

●	An additional annual cash compensation of $60,000 per year (such that the total annual cash compensation that will be paid to the Chairperson of the Board in connection with his service as such will be $145,000).

●	An additional Annual Equity Grant at the value of $60,000 (such that the total annual value of the Annual Equity Grant that will be granted to the Chairperson of the Board will be $225,000).

General Terms:

In addition to the terms set forth above, the following general terms shall apply to compensation paid to directors (including the Chairperson of the Board), either currently serving or as may serve from time to time:

●	Welcome Equity Grants and Annual Equity Grants shall be granted pursuant to the Company’s 2015 Incentive Compensation Plan, as amended, or under any other then-current share incentive plan of the Company.

●	To the extent legally available and applicable, Welcome Equity Grants and Annual Equity Grants to directors who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance [NEW VERSION], 1961, under the capital gains route.

●	The total annual value of the Terms of Office of a director shall not exceed $500,000 (not including the value of any Welcome Equity Grant granted to such director) (the “Total Compensation Cap”).

●	If the grant date value or share count of any Welcome Equity Grant or Annual Equity Grant would cause the director’s total annual value of the Terms of Office (as defined in the New Compensation Policy) to exceed the Dilution Cap or the Total Compensation Cap (as each is set under the New Compensation Policy, as amended from time to time; in each case, the “Cap”), then such equity grants shall be reduced so that their respective value would not cause the excess of the Cap.

●	RSUs shall have an exercise price of the par value of each Ordinary Share.

●	The compensation terms will be subject to the provisions of the New Compensation Policy (if approved), as amended from time to time, including the “clawback” provisions set forth therein.

●	All directors will be entitled to exculpation, indemnification and insurance in accordance with the Company’s policies as shall be in effect from time to time.

●	Applicable value added tax will be added to the above compensation in accordance with applicable law.

●	Directors will also be entitled to (i) reimbursement of expenses, including for business travel, stay and lodging.

In addition to the considerations detailed above, the Directors’ Compensation Terms, including the value, mix and other terms thereof, were examined by the Compensation Committee and the Board and evaluated in accordance with the two benchmarking analyses mentioned above, taking into account, among other things, the ratio between cash and equity compensation, the type and value of equity grants, as well as the full compensation package of the directors. Following due consideration, the Compensation Committee and Board have determined to target the 75th percentile of the independent benchmarking analyses received given the Company’s substantial transition in its business strategy as detailed above and the requirement to attract and retain directors with specific expertise and talent in a highly competitive environment for such talent. The Compensation Committee and Board examined the value of the directors’ proposed cash and equity-based compensation, as well as the total compensation amount, and determined they approximate the 75th percentile of the independent benchmarking study for the Company’s peer companies. The Compensation Committee and Board have also examined the total compensation package proposed to be approved, while taking into account the applicable cap in the New Compensation Policy, and have analyzed all relevant factors and considerations required under the Companies Law, and have approved in their separate meetings held on October 15, 2025 that the Directors’ Compensation Terms are in line with the New Compensation Policy and are reasonable, appropriate and for the benefit of the Company.

In the event that Item No. 2 is not approved, the directors (other than Mr. Avi Cohen, the Chairman of the Board and other than Mr. Fried, who is not entitled to any compensation for his service as director and is only entitled to compensation for his service as Chief Executive Officer) will be entitled to the Current Directors’ Compensation, and Mr. Cohen, the Chairman of the Board, will be entitled to the compensation currently paid to him as previously approved by our shareholders on April 17, 2023, in an extraordinary general meeting, without the need for shareholder approval thereof, as detailed in Item No. 5 below.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Directors’ Compensation Terms as detailed in Item No. 2 of the Proxy Statement, be, and hereby are, approved and adopted, effective as of the date hereof.”

Required Vote

In accordance with applicable Israeli law, the approval of Item No. 2 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System, provided that Item No. 1 on the agenda for the Meeting is approved.

In the event that Item No. 1 on the agenda for the Meeting is not approved, then the approval of Item No. 2 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System; provided that the Special Majority requirement is also satisfied, i.e. (i) the majority of the Ordinary Shares voted in favor of such items are not held by Interested Shareholders, not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For the definition of Interested Shareholder, see the “Required Vote and Voting Procedures” section above.

For cautionary purposes, under Israeli law, with respect to Item No. 2, every voting shareholder is required to deliver a written notice to the Company stating whether such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by the voting instruction card) or through the Electronic Voting System, who has not delivered a written notice to the Company that he or she is an Interested Shareholder, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

If you think that you are an Interested Shareholder with respect to Item No. 2, please deliver a written notice to the Company’s Chief Financial Officer, Ms. Ruth Smadja, by email at ruth.smadja@zoozpower.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

Item no. 3

to approve a clarification in the compensation terms of mr. jordan fried, the company’s chief executive officer and to approve mr. fried’s 2026 bonus plan

Background

Generally, under the Companies Law, any Israeli public company that seeks to approve terms of compensation of a chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

At the Initial Closing, the Board appointed Mr. Jordan Fried to serve on the Board, effective as of the Initial Closing and until the date of the Extraordinary Meeting. At the Extraordinary Meeting and in connection with the closing of the Private Placement, Mr. Fried was re-appointed as a Class III director and was appointed as the Company’s new Chief Executive Officer. At the Extraordinary Meeting, the Company’s shareholders also approved Mr. Fried’s terms of office and service as the Company’s new Chief Executive Officer, pursuant to which the Company will pay Mr. Fried $1.00 per year and Mr. Fried was granted an equity award as detailed in the proxy statement for the Extraordinary Meeting. In addition, Mr. Fried is not entitled to any compensation for his service as a director on the Board.

The New Compensation Policy includes caps for Executives’ bonuses and equity grants, which are tied to the relevant Executive’s Base Salary (as such terms are defined in the New Compensation Policy), as detailed in Item No. 1 above. The New Compensation Policy also states that in the event where an Executive foregoes a portion of his or her Base Salary, the applicable maximum amounts, caps, ratios etc. which are detailed in the New Compensation Policy and are based on Base Salary shall be calculated based on the pre-foregone Base Salary that was due to be paid to such Executive, for all intents and purposes.

Since the Company pays Mr. Fried $1.00 per year in accordance with his terms of office and service as approved at the Extraordinary Meeting, the Compensation Committee and Board approved in their separate meetings held on October 15, 2025 that, subject to the adoption of the New Compensation Policy, for the purpose of calculating the applicable maximum amounts, caps, ratios etc. which are detailed in the New Compensation Policy, are based on Base Salary and are applicable to Mr. Fried as the Company’s Chief Executive Officer, the Base Salary applicable to Mr. Fried (which shall be considered to be foregone by him for all intents and purposes) shall be NIS 110,000 (the “Assumed Base Salary”).

Annual Bonus Plan for 2026

As part of the Company’s forward-looking strategic plans, the Compensation Committee and Board believe that it is appropriate to create for Mr. Fried an annual cash bonus plan for the year 2026 that awards annual achievements and that is aligned with the Company’s forward-looking strategy (the “CEO 2026 Bonus Plan”). The CEO 2026 Bonus Plan shall include annual measurable objectives that will be set in advance for 2026 by the Compensation Committee and Board from a list of approved objectives (significant objectives relating to the Company’s bitcoin treasury reserve strategy and the implementation thereof, operational, financial and business targets and any additional significant objectives determined by the Compensation Committee and the Board as derived from the Company’s annual work plan and strategy) and may also include discretionary components. The Compensation Committee and Board will determine with respect to 2026 the target and maximum annual cash bonus, as well as the related objectives and their related weights, including applicable thresholds, and the formula for calculating the annual cash bonus payment to be granted to Mr. Fried for 2026, all in accordance with the guidelines set forth below. The Compensation Committee and the Board believe that disclosure of the specific objectives set for the CEO 2026 Bonus Plan and their score, may adversely affect the Company, as such objectives are based on very sensitive business information of the Company and on its strategic plans.

Target, Maximum Annual Cash Bonus and Eligibility:

The annual cash bonus amount that Mr. Fried will be entitled to upon achievement of 100% of his objectives, as shall be determined by the Compensation Committee and Board for 2026, i.e., his target annual cash bonus, will be up to 150% of his annual Base Salary (which for the purposes hereof, shall be the annual Assumed Base Salary, as detailed above). The annual cash bonus formula will include an overachievement opportunity designed to encourage Mr. Fried to reach exceptional achievements, pursuant to which the maximum payment with respect to 2026 shall be 200% of the target bonus determined by the Compensation Committee and the Board (i.e. 300% of the annual Base Salary). It is noted that the proposed CEO 2026 Bonus Plan sets a target annual bonus at up to 150% of the annual Base Salary, while the New Compensation Policy allows for 250% of the annual Base Salary (and 500% of the annual Base Salary in case of overachievement).

If less than 80% of the applicable measurable objectives set for 2026 are achieved, Mr. Fried will not be entitled to any annual cash bonus for 2026.

Mr. Fried shall be eligible to receive the annual cash bonus for 2026 under the framework set forth herein, subject to his continuous service as the Company’s Chief Executive Officer through the last day of 2026.

Objectives:

The objectives and weights of the annual cash bonus of Mr. Fried for 2026 shall be determined in advance by the Compensation Committee and the Board, pursuant to the following guidelines:

	Weight	Objectives
Measurable Objectives	70%-100%	At least 2 of the following: financial results (GAAP or non-GAAP), strategic collaboration, strategic contracts, productivity indices and growth in the volume of activity, cost savings, efficiency metrics, execution of projects, promotion of strategic targets, promotion of innovation, employee evaluation surveys, regulatory and legal targets, success in raising capital, attainment of milestones, meeting the Company’s budget, compliance with corporate governance rules and any additional significant targets determined by the Board, based on the recommendation of the Compensation Committee, derived from the Company’s annual work plan and strategy.

Non-measurable Objectives	Up to 30%	Non-measurable or discretionary components

The Compensation Committee and Board believe that the proposed targets for the CEO 2026 Bonus Plan and the maximum bonus payment reflect an appropriate level of cash compensation incentive for the Company’s Chief Executive Officer, taking into account Mr. Fried’s expertise, experience, value and importance to the Company and its future plans, success, growth and profitability. It also suitably links pay and performance and aligns Mr. Fried’s interests with those of the Company and its shareholders.

The Compensation Committee and Board also carefully considered the nature of the Company’s new business, the duties and responsibilities of the Company’s Chief Executive Officer considering the size of the Company and the scope, complexity and nature of its operations and information regarding its strategic business transition process, in light of the Company’s new business strategy, the challenges that the Company faces, the need to enhance the global competitiveness of the Company in retaining its Chief Executive Officer, market trends, including in situations where companies have undergone strategic business transitions, as well as other relevant information and materials that they deemed fit, and after analyzing all relevant factors and considerations required under the Companies Law, including the compensation provided to other executive Office Holders of the Company. , and have determined the proposed CEO 2026 Bonus Plan for Mr. Fried to be reasonable, appropriate and for the benefit of the Company, and recommend to the Company’s shareholders to approve it.

Subject to receipt of shareholder approval for the CEO 2026 Bonus Plan, the Compensation Committee and Board will determine, subject to the terms herein, without the need for further shareholder approval, the actual annual cash bonus plan and payments to be paid, if any, to Mr. Fried for 2026.

The proposed CEO 2026 Bonus Plan is consistent with the New Compensation Policy, and while it is not consistent with the Current Compensation Policy, the Compensation Committee and Board do not view the Current Compensation Policy and caps included therein as suitable for the Company, as detailed in Proposal No. 1 above.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve (i) that the Assumed Base Salary shall be applied for all intents and purposes for calculating the applicable maximum amounts, caps, ratios etc. which are detailed in the New Compensation Policy and which are tied to Base Salary (as defined therein) with respect to any compensation which may be paid to Mr. Fried in his position as the Company’s Chief Executive Officer, and (ii) that the CEO 2026 Bonus Plan for Mr. Fried, as detailed in Item No. 3 of the Proxy Statement, be, and hereby is, approved and adopted.”

Required Vote

In accordance with applicable Israeli law, the approval of Item No. 3 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System; provided that the Special Majority requirement is also satisfied, i.e. (i) the majority of the Ordinary Shares voted in favor of such items are not held by Interested Shareholders, not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For the definition of Interested Shareholder, see the “Required Vote and Voting Procedures” section above.

Under Israeli law, with respect to Item No. 3, every voting shareholder is required to deliver a written notice to the Company stating whether such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by the voting instruction card) or through the Electronic Voting System, who has not delivered a written notice to the Company that he or she is an Interested Shareholder, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

If you think that you are an Interested Shareholder with respect to Item No. 3, please deliver a written notice to the Company’s Chief Financial Officer, Ms. Ruth Smadja, by email at ruth.smadja@zoozpower.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

item no. 4

To approve the purchase of a directors’ and officers’ liability insurance policy

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of an Office Holder which are in excess to the limitations set forth in the company’s compensation policy in effect, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

As detailed in Item No. 1 and Item No. 2 above, on July 29, 2025, the Company entered into the Purchase Agreements for the Private Placement as well as into additional related agreements and documents, which, upon closing, dramatically increased the Company’s capital base and enabled it to launch its new cryptocurrency treasury reserve strategy, in connection with which the Company adopted bitcoin as its primary treasury reserve asset on an ongoing basis, subject to market conditions and its anticipated cash needs.

Following the closing of the Private Placement, the Compensation Committee and Board reviewed the Company’s current directors’ and officers’ liability insurance policy (the “Current Insurance Policy”) and its adequacy to the Company’s new business strategy and the risks and uncertainties associated therewith and have determined that the Current Insurance Policy is not adequate for such new business strategy and risks and uncertainties, does not provide an appropriate coverage to the Company’s Office Holders and therefore, unless the Company purchases an appropriate directors’ and officers’ liability insurance policy, this may deteriorate Office Holders from being engaged with the Company and may have an adverse effect on the Company’s ability to attract and retain highly qualified directors and other Office Holders worldwide, which is essential for the Company’s success. Therefore, the Compensation Committee and Board have approved, in their separate meetings held on October 15, 2025, the entry into a new directors’ and officers’ liability insurance policy (the “New Insurance Policy”), which the Compensation Committee and Board determined to be more reasonable, appropriate and for the benefit of the Company and its Officers, and hence also its shareholders, following the closing of the Private Placement and the transition in the Company’s business strategy.

The New Insurance Policy is for a 12-month period (which may be extended to an 18-month period) and includes coverage in the amount of $25,000,000 for the Company, its directors and other Office Holders (sides A, B and C) and additional coverage in the amount of $15,000,000 for directors only (side A). The Company will pay an annual premium of approximately $450,000 for the New Insurance Policy.

While the terms of the New Insurance Policy exceed the caps and limitations set forth in the Current Compensation Policy, which has been determined by the Compensation Committee and Board not to be suitable for a Nasdaq-listed company undergoing a substantial transition in its business strategy as further detailed in Item No. 1 above, they are in line with the New Compensation Policy.

When considering the New Insurance Policy, the Compensation Committee and the Board carefully considered the nature of the Company’s new business, the duties and responsibilities of the Company’s directors and other Office Holders considering the size of the Company and the scope, complexity and nature of its operations and information regarding its strategic business transition process, in light of the Company’s new business strategy, the challenges that the Company faces, the need to enhance the global competitiveness of the Company in attracting and retaining highly qualified directors and other Office Holders worldwide and the importance of providing adequate insurance coverage to the Company’s directors and other Office Holders, market trends, including in situations where companies have undergone strategic business transitions, as well as other relevant information and materials that they deemed fit, and analyzed all relevant factors and considerations required under the Companies Law.

After evaluating the considerations above, the Compensation Committee and Board determined in their separate meetings held on October 15, 2025 that the proposed terms of the New Insurance Policy are reasonable, appropriate and for the benefit of the Company, its Office Holders and shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s engagement in the New Insurance Policy, as detailed in Item No. 4 of the Proxy Statement, be, and hereby is, approved.”

Required Vote

In accordance with applicable Israeli law, the approval of Item No. 4 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System; provided that the Special Majority requirement is also satisfied, i.e. (i) the majority of the Ordinary Shares voted in favor of this Item No. 4 are not held by Interested Shareholders, not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For the definition of Interested Shareholder, see the “Required Vote and Voting Procedures” section above.

Under Israeli law, with respect to Item No. 4, every voting shareholder is required to deliver a written notice to the Company stating whether such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by the voting instruction card) or through the Electronic Voting System, who has not delivered a written notice to the Company that he or she is an Interested Shareholder, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

If you think that you are an Interested Shareholder with respect to Item No. 4, please deliver a written notice to the Company’s Chief Financial Officer, Ms. Ruth Smadja, by email at ruth.smadja@zoozpower.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Notwithstanding, in accordance with the Relief Regulations, in the event that Item No. 1 is approved by our shareholders at the Meeting, the Compensation Committee will be authorized to approve the New Insurance Policy without the need for any additional approval.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

Item no. 5

To approve the RE-Election of christine y. zhao to the board as a class i director

The Articles provide that the number of directors may be no less than six and no more than nine (including external directors to the extent required to be appointed to the Board pursuant to the Companies Law, and independent directors).

Directors (excluding external directors, to the extent external directors are required to be elected and to serve on the Board pursuant to the requirements of the Companies Law), shall generally be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, designated as Class I, Class II and Class III (each, a “Class”). The Board may assign members of the Board already in office to such Classes at the time such classification becomes effective.

In accordance with the Articles, the term of office of the initial Class I directors (i.e. the Class I directors who were appointed by our shareholders at the extraordinary general meeting of the Company’s shareholders that took place on March 21, 2024) shall expire at the Annual Meeting (as defined in the Articles) to be held in 2025 and when their successors are elected and qualified. . At each Annual Meeting, commencing with the Annual Meeting to be held in 2025, each Nominee or Alternate Nominee (each such terms are defined in the Articles) elected at such Annual Meeting to serve as a director in a Class whose term shall have expired at such Annual Meeting shall be elected to hold office until the third Annual Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated. Our initial Class I directors were Naama Zeldis and Christine Y. Zhao, and following the closing of the Private Placement and Mrs. Zeldis stepping down from service as a director, as detailed in Item No. 2, our only serving initial Class I director is Mrs. Zhao.

Following the recommendation of our Nomination and Corporate Governance Committee to the Board in accordance with Rule 5605(e) of the Nasdaq Listing Rules (“Nasdaq Listing Rules”), it is proposed that Mrs. Christine Y. Zhao be re-elected as a Class I director to hold office until the third Annual Meeting next succeeding her re-election and until her successor shall have been elected and qualified or until such earlier time as her office is vacated.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her nomination, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. Mrs. Zhao has declared in writing that she possesses the requisite skills and expertise, as well as sufficient time, to perform her duties as a director of the Company.

In addition, our Nomination and Corporate Governance Committee has classified Mrs. Zhao as “independent director,” as defined under the Nasdaq Listing Rules. In accordance with the Alleviation Regulations (as it applies to companies whose shares are traded on certain foreign stock exchanges, including Nasdaq), pursuant to which, if a nominee for service as a director qualifies as independent in accordance with the law of the relevant foreign jurisdiction and does not have any affiliation with a “controlling shareholder” (as defined in the Companies Law) (which is not relevant in our case), the Audit Committee may classify him or her as independent in accordance with the Companies Law. Accordingly, our Audit Committee has classified Mrs. Zhao as independent in accordance with the Companies Law, as supplemented by the Relief Regulations, as well.

Furthermore, Mrs. Zhao currently serves on the Audit Committee and is classified as “independent” as such term is defined in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended, which provides additional qualification criteria to the general test for independence of board and committee members under the Nasdaq Listing Rules. Additionally, she is financially literate under the applicable rules and regulations of the SEC and Nasdaq Listing Rules and is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Listing Rules. In addition, pursuant to the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated thereunder and based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. The Board has determined that the minimum number of directors with financial and accounting expertise is one. Currently, Mrs. Zhao qualifies as such.

The following is a brief biography of Mrs. Zhao, based upon information furnished to us by her:

Christine Y. Zhao is partner of Wisdom Advisory, LLC, which provides CFO advisory services to entrepreneurs and institutions. From July 2021 to June 2023, Ms. Zhao served as Chief Financial Officer of AlTi Global Inc, (Nasdaq: ALTI) and its predecessor Tiedemann Advisors. During the period from July 2020 to November 2023, Ms. Zhao served on the board of directors of three special purpose acquisition companies (SPACs), including audit committee member for Jaguar Global Growth Corp I (Nasdaq: JGGC), a property tech focused SPAC; audit committee chairperson for D and Z Media Acquisition Corp. (NYSE: DNZ), a media and ed tech focused SPAC; and CFO and director for Edoc Acquisition Corp. (Nasdaq: ADOC), a healthcare-focused SPAC. Most recently, she was Governance & Nomination Committee Chair of Nasdaq-listed bio-pharmaceutical company BeyondSpring Inc. (Nasdaq: BYSI), which develops innovative immune-oncology cancer therapies, from October 2016 to January 2023. Previously, she served as Chief Financial Officer for two large PE-backed growth-stage companies, including Best Inc., a pre-IPO logistics technology company in China with major investors including Alibaba, Softbank, Goldman, IFC, among other large PE funds, which later priced its initial public offering at a valuation over $3 billion (NYSE: BEST). Prior to this, she served as a Managing Director of Bank of America Merrill Lynch and an Executive Director of JPMorgan, where she held senior positions at headquarters and global corporate and investment banking units, across a broad spectrum of functional areas including Treasury, liquidity products, capital management, risk management, and as regional CFO/COO in transaction banking and corporate banking units. She also worked at American Express in various capacities including corporate strategic planning and venture investing from March 2003 to March 2008. Early in her career, Ms. Zhao worked in investment banking at Goldman Sachs and in corporate finance/corporate development at FedEx. She has worked in New York, London, Singapore, Hong Kong and China, and has managed teams across four continents. Ms. Zhao is a board member of several non-profit organizations, including Volunteers of America – Greater New York, founded in 1896 and one of America’s largest faith-based social service organizations, and the Chinese Finance Association (TCFA) with over 8,000 members worldwide.

Compensation

Subject to the approval of Item No. 2 above, Mrs. Zhao will be entitled to the Directors’ Compensation Terms, which are consistent with the New Compensation Policy, as detailed in Item No. 2 above.

In the event that Item No. 2 is not approved, Mrs. Zhao will be entitled to the Current Directors’ Compensation, as detailed in Item No. 2 above, which is consistent with the Current Compensation Policy, as follows:

Mrs. Zhao shall be compensated in accordance with the Remuneration Regulations, as supplemented by the Alleviation Regulations and shall be entitled to a cash compensation in accordance with the “fixed” amounts of the annual and participation fees, as set forth in the Remuneration Regulations, as supplemented by the Alleviation Regulations, based on the classification of the Company according to the amount of its capital, and to reimbursement of travel expenses for participation in a meeting, which is held outside of the director’s place of residence; for the year ended December 31, 2025, the sum of NIS 34 thousands (approximately $10 thousands based on the NIS/US$ representative exchange rate as published by the Bank of Israel on October 14, 2025; the “Exchange Rate”) as an annual fee, the sum of NIS 1 thousands (approximately $0.032 thousands, based on the Exchange Rate) as an in-person participation fee, NIS 0.6 thousands (approximately $0.019 thousands, based on the Exchange Rate) for conference call participation and NIS 0.5 thousands (approximately $0.063 thousands, based on the Exchange Rate) for written resolutions. As the abovementioned amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 2000 (the “Relief Regulations”) and the shareholders will not vote on the approval thereof. These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital. No additional compensation shall be paid for attendance at a Board or Board committee meeting. VAT shall be added to the above compensation in accordance with applicable law.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Mrs. Christine Y. Zhao to the Board as a Class I director be, and hereby is, approved.”

Required Vote

In accordance with applicable Israeli law, the approval of Item No. 5 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

Item no. 6

To approve the re-appointment of independent auditors

Background

The Companies Law and our Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of shareholders of the Company. The independent auditor shall serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the independent auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several independent auditors to conduct the audit jointly. In the event the position of an independent auditor has become vacant, and the Company does not have an additional independent auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an independent auditor.

General

At the Meeting, shareholders will be asked to re-appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025, and for the period commencing January 1, 2026 and until the next annual general meeting of the Company’s shareholders and to authorize the Board, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.

PwC has served as the Company’s independent registered public accounting firm since 2018 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of PwC, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, and for the period commencing January 1, 2026 and until the next annual general meeting of the Company’s shareholders.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, PwC. These services may include audit services, tax services and other consulting services. Additional services may be preapproved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to PwC for the services rendered in the fiscal years ended December 31, 2023 and 2024 (all amounts are in US$, thousand):

	2024	2023
Audit and audit related fees	153	48
Tax fees	3	5
All other fees	0	218
Total	156	271

“Audit and audit related fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements, as well as professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy, comfort letters and consents with respect to registration statements filed with the SEC;

“Tax fees” are fees for services rendered by our principal accountant in connection with tax compliance and tax advice; and

“All other fees” are fees for other consulting services rendered by our principal accountant Approval of the re-appointment of PwC as the Company’s independent registered public accounting firm is now being sought from the Company’s shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of PwC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025, and for the period commencing January 1, 2026 and until the next annual general meeting of the Company’s shareholders and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services be, and hereby is, approved.”

Required Vote

In accordance with applicable Israeli law, the approval of Item No. 6 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

DISCUSSION REGARDING THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL

STATEMENTS FOR THE YEAR 2024

At the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024. This item will not involve a vote of the shareholders.

The Company’s 2024 audited consolidated financial statements and auditor’s report, as well as the Company’s annual report on Form 20-F for the year ended December 31, 2024 (filed with the SEC on March 7, 2025), may be viewed on the Company’s website: http://www.zoozpower.com, through the EDGAR website of the SEC at www.sec.gov, through the ISA’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the independent auditors’ report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,
/s/ Avi Cohen
Avi Cohen
Chairman of the Board of Directors
Lod, Israel
October 16, 2025

Exhibit A

ZOOZ STRATEGY LTD.

2025 COMPENSATION POLICY

1.	Purpose.

This 2025 Compensation Policy (the “Policy”) constitutes the Compensation Policy of ZOOZ Strategy Ltd. (the “Company”) with respect to the determination of Terms of Office of Office Holders. This Policy replaces the previous Compensation Policy of the Company in its entirety, subject to and following its approval by the Company’s shareholders (or as otherwise provided by law).

2.	Definitions; Construction.

2.1. “Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2. “Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or judicial authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3. “Board” means the Board of Directors of the Company.

2.4. “Committee” means the Compensation Committee of the Board.

2.5. “Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.6. “Director” means any member of the Board.

2.7. “Executive” means any Office Holder who does not serve solely as a Director.

2.8. “Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed or engaged, directly or indirectly, by the Company or an Affiliate thereof.

2.9. “Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.10. “Terms of Office” means ‘terms of office and engagement’ as defined in the Companies Law.

2.11. Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context requires otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Committee is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words ‘include’, ‘includes’ and ‘including’ shall be deemed to be followed by the phrase ‘without limitation.’ References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Policy.

2.12. Nothing in this Policy shall confer upon any person, including any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature, or to terminate the service or employment of any Office Holder. The Terms of Office of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates, a written undertaking of the Company or its Affiliates, or a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and their applicability to the relevant Office Holder. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.13. This Policy will apply, with necessary changes, to any Office Holder who is engaged (whether directly or indirectly) as a service provider of the Company or any Affiliate.

2.14. This Policy shall not apply, and shall have no effect with respect to or derogate from, any Terms of Office of any Office Holder that were in effect prior to the date of adoption of this Policy.

2.15. In the event that new regulations or law amendment in connection with Office Holders’ Terms of Office will be enacted following the adoption of this Policy, the Company may follow such new regulations or law amendments, even if such new regulations are in contradiction to the Terms of Office set forth in this Policy.

3.	Administration.

3.1. This Policy shall be administered by the Committee, unless otherwise required pursuant to the Companies Law.

3.2. Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Committee’s powers provided elsewhere in this Policy and by the Companies Law, the Committee shall have full authority in its discretion, from time to time and at any time, to: interpret the Policy; prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and determine any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.	General Considerations.

The Terms of Office established pursuant to this Policy will be determined based on various considerations including:

4.1. Promoting the Company’s Objectives, its Business Plan and its Long-Term Strategy. The Company believes that attracting and retaining Office Holders that have appropriate qualifications and proven track record that is expected to promote achievement of the Company’s business and financial goals is a key element to the Company’s success. In order to attract and retain Office Holders that possess skills, experience, professional capabilities and motivation that would support the Company’s efforts to increase shareholder value, the Terms of Office under which such Office Holders are retained should be competitive, reflect the past and anticipated contribution of such Office Holders to the Company and its business, reflect the scope of authority and responsibilities of the Office Holders and should create adequate and appropriate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.2. Creating Appropriate Incentives to the Company’s Office Holders. The Company believes that the Terms of Office should reflect a balance between short-term and long-term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, and between past performance and future performance and take into account the Company’s risk management and various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office of each Office Holder are both a reflection of the Company’s general policies and the individual circumstances relating to the hiring and retention of such Office Holder, and, therefore, there ought to be variations between the Terms of Office among Office Holders.

4.3. The Size of the Company and the Nature of its Operations. As of the date of the approval of this Policy, the Company is involved primarily in the business of bitcoin treasury reserve, and is involved in various geographic regions and target markets. In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges. Accordingly, appropriate attention will be given to the particular circumstances and challenges of such Office Holder in determining his/her Terms of Office.

4.4. Competitive Environment. The Terms of Office of an Office Holder will be determined after giving consideration to the terms offered to comparable Office Holders in comparable companies, to the extent such information is readily available, in order to offer competitive terms and attract and retain competent and capable Office Holders. The Terms of Office will generally be within a range of between average and above average levels in comparable companies. Given the Company’s business, the applicable benchmark will be determined such that the Terms of Office of Office Holders will generally be compared to global roles. In addition, in order to attract or retain unique talents that are considered by the Company as such, the Terms of Office may exceed the aforementioned levels.

4.5. Compensation Mix. The Terms of Office of an Office Holder will include a combination of various components, such as: salary and additional or related benefits and perquisites, bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law.

5.	Specific Considerations.

When examining and approving Terms of Office of an Office Holder, the following will be considered, in addition to the principles, philosophies and objectives mentioned above:

5.1. The education, qualifications, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Office Holder.

5.2. The experience, references, reviews, achievements and sustained performance of the Office Holder over time within the Company and its Affiliates.

5.3. The seniority, tenure and duration of employment with or service to the Company or its Affiliates.

5.4. The job function, organizational level, position and areas and scope of responsibility and authority of the Office Holder.

5.5. The obligations, responsibilities, roles and objectives of such Office Holder under Applicable Law.

5.6. The need to attract and retain Office Holders who have relevant skills, know-how or unique expertise.

5.7. Prior Terms of Office with the Company and its Affiliates or previous or potential employers.

5.8. The then-current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy.

5.9. Geographical location and region of activity, and the employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction.

5.10. Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates and the terms of compensation of relevant groups of employees of the Company and its Affiliates.

5.11. The employment or compensation practices of comparable companies.

5.12. The ratio between the Terms of Office of the Office Holder and the salary (as defined in the Companies Law), and specifically the average and median salary (as defined in the Companies Law) of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the employment environment in the Company.

5.13. If the Terms of Office include variable components, the inclusion of threshold and capped payout levels, provisions reducing variable components in certain circumstances, and setting a limit to the value of an equity variable component upon its exercise, all at the Committee’s discretion.

5.14. If the Terms of Office include termination benefits, the term of office or engagement of the Office Holder, the Terms of Office during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its financial results, and the circumstances of termination.

5.15. Accounting and tax considerations and implications, including, the total cost or value of the Terms of Office to the Company, the manner in which such Terms of Office shall be recorded in the Company’s financial statements, impact on cash flow and any applicable requirement to obtain approvals from any tax or other regulatory authority.

5.16. If the Terms of Office include equity or equity-linked components, the value thereof, the anticipated incentive associated with such components and any dilution resulting from the issuance of the securities.

5.17. Any requirements prescribed by the Companies Law, U.S. securities laws and Nasdaq rules, and any other Applicable Law, from time to time.

5.18. General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals.

5.19. The specific goals or targets defined for the Office Holder or for which he or she is recruited or retained, and incentivizing the Office Holder to reach and exceed these goals.

5.20. Such other considerations as are deemed relevant or applicable in the circumstances.

6.	Terms of Office of an Executive.

The Terms of Office of an Executive may include a combination of all or any part of the following components, in each instance, considering which components are appropriate and their respective weight.

6.1. Fixed Compensation.

6.1.1. The maximum monthly base salary (the “Base Salary”) that may be paid to an Executive is as specified below:

Position	Maximum Base Salary (in NIS thousands or the applicable equivalent amount in US$)
Chief Executive Officer	150
Other Executives	100

The amounts detailed in the table above are for a full-time (100%) position.

6.1.2. The Base Salary detailed in the table above represents gross monthly base salary, excluding variable compensation (if applicable) and additional or related benefits and perquisites (which, for the avoidance of doubt, constitute part of the fixed compensation), as detailed below.

6.1.3. Additional or related benefits and perquisites may be paid to Executives and may include any of the following: pension; education fund; managers insurance; medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members; disability insurance; periodic medical examination; leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance; telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof; paid vacation, including, if applicable, the redemption thereof; sick days; holiday and special occasion gifts; recuperation pay; expense reimbursement; payments or participation in relocation and related costs, perquisites and expenses (including for relocated family members), as further detailed below; loans or advances, to the extent permitted under applicable law; professional or academic courses or studies; newspaper or online subscriptions; professional membership dues or subscription fees or professional liability insurance; professional advice or analysis (such as pension, insurance and tax); other benefits generally provided to Company employees (or any applicable affiliate or division); other benefits or entitlements mandated by applicable law; and other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction. Any of the above benefits and perquisites may be within the requirement mandated by applicable law or in excess thereof. Any of the above benefits and perquisites may include gross up of taxes and mandatory payments required to be made by applicable law. The total annual value of the additional or related benefits and perquisites that may be paid or granted to an Executive shall not exceed 35% of the annual Base Salary1 of the applicable Executive.

1 The term “annual Base Salary” in this Policy means twelve (12) Base Salaries of the applicable Office Holder.

6.2. Retirement and Termination of Engagement.

6.2.1. Retirement and termination payments are generally intended to comply with Applicable Law and to provide compensation to Executives in the event of retirement or termination, including voluntary termination in circumstances which would not entitle the Company to terminate service or employment for “cause”.

6.2.2. Retirement and termination payments may be provided for in employment or service agreements. When determining retirement and termination payments, the Company will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the Executive to the achievement of the Company’s goals and maximization of its profits, the circumstances of termination and the Executive’s compensation during the term of service or employment.

6.2.3. Retirement and termination payments the Company may provide for include, but are not limited to, one or more of the following:

6.2.3.1. Termination and severance payments, not exceeding the amounts detailed in the table below (in addition to any mandatory severance payments under Applicable Law):

Position	Maximum Severance Payments
Chief Executive Officer	150% of: (i) the annual Base Salary, plus (ii) 100% of the applicable annual cash bonus (i.e. the annual cash bonus paid in the most recent fiscal year, if any)
Other Executives	100% of: (i) the annual Base Salary, plus (ii) 100% of the applicable annual cash bonus (i.e. the annual cash bonus paid in the most recent fiscal year, if any)

6.2.3.2. Advance notice of termination, not exceeding the higher of the period required by Applicable Law or 6 months.

6.2.3.3. Garden leave period prior to, or adjustment period following, termination, not exceeding 6 months in the aggregate.

6.2.3.4. The Terms of Office of an Executive pursuant to subsections 6.2.3.1-6.2.3.3 above, in the aggregate, shall not exceed 3 annual Base Salaries (in addition to any mandatory payment or period under Applicable Law).

6.3. Non-Solicitation and/or Non-Compete Arrangements.

Non-solicitation and/or non-compete undertakings, and payment in consideration for such undertaking shall not exceed one (1) annual Base Salary of the applicable Executive, subject to Applicable Law.

6.4. Arrangements upon Change of Control.

In the event of a merger of the Company (a merger of the Company with or into another corporation, or the sale of all or substantially all of the Company’s assets or shares) or a change of control in the Company or an event of a material investment in the Company (the “materiality” of an investment will be determined by the Board) or sale or grant of an exclusive license for the majority of the Company’s intellectual property (each such event, a “Material Transaction”), the following benefits may be granted to an Executive in addition to the benefits applicable in the case of any retirement or termination:

6.4.1. Double-trigger vesting acceleration of outstanding equity awards.

6.4.2. Extension of the exercising period of outstanding equity awards for a period of up to one (1) year, following the date of termination.

6.5. Bonuses.

6.5.1. Annual Cash Bonuses

6.5.1.1. Each year, an Executive may be entitled to an annual bonus, pursuant to a bonus plan prepared with respect to such year (the “Annual Bonus”). The bonus plan will contain objectives regarding the Company’s annual financial and/or business performance and may also include personal objectives related to such Executive’s area of responsibility. The objectives will be designed to promote the Company’s medium and long-term success, be based on measurable criteria and may include corporate, strategic and financial objectives, as well as leadership and management measures relating to the Executive individually or to his or her business unit/department, including: contribution to the management and corporate values of the Company, its vision and mission; ability to hire, manage and motivate personnel in support of the Company’s objectives; and management of functions and responsibilities within set financial budgets and forecasts or other applicable criteria (the “Bonus Plan”).

6.5.1.2. At the beginning of each fiscal year, the Board, based on the recommendation and approval of the Committee, will set the general structure of the Bonus Plan and the Chief Executive Officer will determine each Executive’s specific personal targets (other than his or her own). The Bonus Plan may relate to overachievement performance (i.e., achieving a score of more than 100% of the applicable target objectives; “Overachievement Performance”) and it may, but shall not be required to, be set out in individual agreements with the applicable relevant Executive.

6.5.1.3. The terms of the Annual Bonus will also include the specific weight of each criteria. The criteria and the method of measuring the criteria underlying the Annual Bonuses may differ from period to period and from one Executive to another.

6.5.1.4. Measurable criteria (determined on a Company-wide or personal basis) that may be considered, include among others: financial results (GAAP or non-GAAP), strategic collaboration, strategic contracts, productivity indices and growth in the volume of activity, cost savings, efficiency metrics, execution of projects, promotion of strategic targets, promotion of innovation, employee evaluation surveys, regulatory and legal targets, success in raising capital, attainment of milestones, meeting the Company’s budget, compliance with corporate governance rules and any additional significant targets determined by the Board, based on the recommendation and approval of the Committee, derived from the Company’s annual work plan and strategy.

6.5.1.5. A portion of the Annual Bonus granted to an Executive may be based on non-measurable criteria or a discretionary evaluation of the Executive’s overall performance by the Chief Executive Officer (subject to any additional approval as may be required by the Companies Law), and in case of the Chief Executive Officer, by the Board, based on the recommendation and approval of the Committee; provided that, in any event, such non-measurable criteria or a discretionary portion of the Bonus Plan shall not exceed 30% of the Annual Bonus of the applicable Executive.

6.5.1.6. In the event the employment of an Executive commenced or terminated mid-year, the Board, based on the recommendation and approval of the Committee, may determine to pay the Executive a prorated portion of the Executive’s Annual Bonus.

6.5.1.7. To the extent applicable in special circumstances, the Bonus Plan may be revisited by the Board, based on the recommendation and approval of the Committee, during the mid-year review period, the annual performance period or following a material corporate event, which may include among others a Material Transaction, including in order to account for changes in an Executive’s roles and responsibilities, recruitments and promotions during such year, significant changes in the Company’s operations, business or market terms or other material changes applicable to the Company.

6.5.1.8. The Annual Bonus payable to an Executive pursuant to the Bonus Plan for a certain year shall not exceed the following (with respect to achievement of 100% of the applicable Bonus Plan):

Position	Maximum Annual Bonus
Chief Executive Officer	250% of the annual Base Salary
Other Executives	100% of the annual Base Salary

6.5.1.9. The maximum Annual Bonus for Overachievement Performance, that an Executive will be entitled to receive for any given year, will not exceed 200% of such Executive’s maximum Annual Bonus detailed above.

6.5.1.10. Notwithstanding the foregoing in this Section 6.5.1, the Board, based on the recommendation and approval of the Committee, shall have the discretion to make adjustments in the Annual Bonus actually paid to Executives in any given year, of up to 20% of each Executive’s calculated Annual Bonus for such year.

6.5.2. Special Bonuses

6.5.2.1. The Terms of Office of an Executive may also include other bonuses as an award for special achievements or other extraordinary circumstances (including in connection with Material Transactions, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement, attraction or change of responsibilities) at the Committee’s and Board’s discretion, subject to any additional approval as may be required by the Companies Law (“Special Bonuses”).

6.5.2.2. Special Bonuses will not exceed one (1) annual Base Salary of the applicable Executive

6.5.3. Signing Bonuses; Retention Bonuses

6.5.3.1. The Company may pay a signing bonus and/or special retention bonus (which shall be in additional to other bonuses detailed in this Section 6.5) to an Executive, in each case in the amount of up to one (1) annual Base Salary.

6.5.3.2. An Executive may be required to return to the Company a signing bonus and/or retention bonus that was paid to him or her, in whole or in part, if such Executive leaves the Company of his or her own accord within two years of the applicable work commencement date or if any other tenure condition applicable to such bonus was not met.

6.5.4. The Company may offer an Executive to receive any bonus that may be paid to him or her pursuant to this Section 6.5 in the form of an equity-based award instead of cash, the fair market value of which will be determined according to acceptable valuation practices at the time of grant, provided that any such award shall not cause the Dilution Cap (as defined below) to be exceeded.

6.5.5. The provisions of Section 9 below will apply to any bonus paid pursuant to this Section 6.5.

6.6. Equity Awards.

6.6.1. The Board, based on the recommendation and approval of the Committee, may, subject to the provisions of the Companies Law, grant Executives, in order to incentivize Executives to maximize the Company’s profits, in order to retain or attract Executives and in order to strengthen the connection between the interests of the Executives and the Company, equity-based awards, including shares, restricted shares, restricted stock units, performance stock units, share options, phantom shares and similar equity awards, participation in employee share purchase plans etc., as well as mix between all such securities and vehicles, and all, in accordance with the Company’s incentive option plan and any sub-plan thereof, as may be in effect from time to time.

6.6.2. At least 50% of the equity awards granted to Executives shall be performance-based and the Board, based on the recommendation and approval of the Committee, shall be authorized to determine the applicable performance metric, which may include share price, EPS, Company’s financial measures, be tied to TSR or include any other long-term goal.

6.6.3. Equity awards that include an exercise price, such as options, shall have an exercise price that is equal to or higher than fair market value as of the date of the grant (as determined at such time by the Board, based on the recommendation and approval of the Committee) and such awards may not require an additional performance based metric (beyond the exercise price requirement).

6.6.4. Equity awards may be exercised on a cashless basis, for cash or through a combination thereof, as the Board, based on the recommendation and approval of the Committee, will determine.

6.6.5. When determining the rate of equity awards, the Board, based on the recommendation and approval of the Committee, will consider the dilution rate resulting from any such grant. Equity awards awarded by the Company to employees, Executives or Directors shall not be, in the aggregate, in excess of 15% of the Company’s share capital on a fully diluted basis and in addition, shall be limited to an award of no more than 5% of the Company’s share capital on a fully diluted basis for each calendar year (together, the “Dilution Cap”).

6.6.6. The total fair market value of an equity grant at the time of grant (not including any bonus paid in equity in lieu of cash) shall not exceed for each calendar year:

Position	Cap of the annual fair market value of the benefit for a full-time position
Chief Executive Officer	250% of the annual Base Salary
Other Executives	150% of the annual Base Salary

6.6.7. The fair market value of the equity awards for the Executives will be determined according to acceptable valuation practices at the time of grant.

6.6.8. The Company may satisfy tax withholding obligations related to equity awards by net issuance, sale-to-cover or any other mechanism as determined by the Board, based on the recommendation and approval of the Committee, from time to time.

6.6.9. Unless otherwise approved by the Board, based on the recommendation and approval of the Committee (and shareholders, to the extent required by the Companies Law), equity awards to Executives will vest (and become exercisable) over a period of at least 3 years, with at least 33% of the total securities granted to the applicable Executive vesting and becoming exercisable after the lapse of the first twelve (12) full months of consecutive service or employment.

6.6.10. Each equity award will be subject to the applicable rules and regulations of the relevant stock exchange on which the Company’s securities are listed for trading. In addition, equity awards granted under this Section 6.6 shall be granted pursuant to the Company’s equity-based incentive plan and any sub-plan thereof, as may be from time to time, subject to availability thereunder and generally on the terms provided for therein. To the extent legally available and applicable, equity-based awards to Executives who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance [NEW VERSION], 1961 (the “Ordinance”), under the capital gains route.

6.6.11. The Board, based on the recommendation and approval of the Committee, will adopt and maintain minimum shareholding guidelines applicable to Executives, such as an appropriate ratio between holdings and Base Salary, to encourage long-term holding of shares and/or equity and alignment with shareholder interest.

7.	Terms of Office of Directors.

7.1. The Company aims to provide reasonable and fair compensation to its Directors, so as to allow the Company to attract and retain world-class experts who may be located either within or outside the Company’s geographic areas to serve as its Directors and assist the Company in meeting its goals and milestones. In order to do so, the Company believes it must be able to offer Directors compensation packages competitive with those offered by companies with whom it competes for such talent.

7.2. In the event that the Company is required to appoint external directors pursuant to the Companies Law (“external directors” shall have the meaning ascribed to this term in the Companies Law), the Terms of Office of the external directors shall be determined in accordance with the Companies Law and the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as supplemented by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as may be amended from time to time.

7.3. Directors’ (other than external directors, as detailed above) Terms of Office will be comprised of the following:

7.3.1. Cash Component:

7.3.1.1. Annual Cash Compensation: up to $125,000 per year.

7.3.1.2. Committee Membership Fee: Directors serving on any Board Committees – shall be entitled to an annual retainer for service on each such committee of up to $15,000; the chairperson of any such committee (other than the Audit Committee) shall be entitled to an annual retainer for service as such on each such committee of up to $30,000; and the chairperson of the Audit Committee shall be entitled to an annual retainer for service as such of up to $40,000.

7.3.2. Equity-based Component:

7.3.2.1. Welcome Equity Award (which may also apply to serving Directors who commenced their service on the Board prior to the date on which this Policy was approved, as a one-time equity award): each Director may be granted a welcome equity award upon his or her initial election to the Board. In no event shall the fair market value of a welcome equity award granted to a Director shall exceed $300,000, calculated at the date of grant.

7.3.2.2. Annual Equity Award: each Director may be granted an annual equity award. In no event shall the fair market value of an annual equity award granted to a Director exceed $200,000, calculated at the date of grant.

7.3.2.3. Until otherwise determined by the competent Company organs, the equity awards granted to Directors shall vest over a one-year period, at the end of one-year following the date of grant.

7.3.2.4. Equity awards granted under this Section 7.3.2 shall be granted pursuant to the Company’s equity-based incentive plan and any sub-plan thereof, as may be from time to time, subject to availability thereunder and generally on the terms provided for therein. To the extent legally available and applicable, equity-based awards to Directors who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Ordinance, under the capital gains route.

7.3.2.5. In no event shall any equity award granted under this Section 7.3.2 cause the Dilution Cap to be exceeded.

7.3.2.6. Equity awards that include an exercise price, such as options, shall have an exercise price that is equal to or higher than fair market value as of the date of the grant (as determined at such time by the Board, based on the recommendation and approval of the Committee) and such awards may not require an additional performance based metric (beyond the exercise price requirement).

7.3.2.7. Equity awards may be exercised on a cashless basis, for cash or through a combination thereof, as the Board, based on the recommendation and approval of the Committee, will determine.

7.3.2.8. The fair market value of the equity awards for the Directors will be determined according to acceptable valuation practices at the time of grant.

7.3.2.9. The Company may satisfy tax withholding obligations related to equity awards by net issuance, sale-to-cover or any other mechanism as determined by the Board from time to time.

7.4. The aforesaid notwithstanding, if the organs authorized by Applicable Law shall have approved a different or an additional payment to a Director, since he or she holds an additional office with the Company or with an Affiliate thereof, such different or an additional payment will not be deemed as deviating from this Policy, provided, insofar as required, that such different or an additional payment shall have been duly authorized by the organs required therefor, in accordance with the provisions of the Companies Law.

7.5. The total annual value of the Terms of Office of each Director shall not exceed $500,000 (not including the value of any welcome equity grant granted to such Director).

7.6. Directors’ compensation may be periodically reviewed and considered by the Company. When reviewing and considering Directors’ compensation, the Company will consider, inter alia, Directors’ previous compensation and the relationship between the contemplated compensation and the compensation of Company employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company. In addition, the Company will consider the residence of such Director and the applicable local benchmark information that applies to such residence.

7.7. The Board, based on the recommendation and approval of the Committee, will adopt and maintain minimum shareholding guidelines applicable to Directors, such as an appropriate ratio between holdings and Cash Component, to encourage long-term holding of shares and/or equity and alignment with shareholder interest.

7.8. Cairperson’s Additional Terms of Office. In recognition of the additional duties and responsibilities of the Chairperson of the Board, the Terms of Office of the Chairperson of the Board will include the following additional terms (in addition to those detailed in Sections 7.1-7.7 above):

7.8.1. An additional Annual Cash Compensation of up to $75,000 per year.

7.8.2. An additional annual equity award (which may be granted as part of the annual equity award detailed in Section 7.3.2.2), the fair market value of which shall not exceed $75,000.

7.8.3. The total annual value of the Terms of Office of the Chairperson of the Board granted to the Chairperson of the Board in any calendar year shall not exceed $500,000 (not including the value of any welcome equity award granted to the Chairperson of the Board of Directors).

7.8.4. Other than as specifically set forth in this Section 7.8, all other Terms of Office of the Directors shall apply in the same manner to the Chairperson of the Board, including with respect to the terms of any equity award.

7.9. General Terms for Directors’ Terms of Office

7.9.1. Applicable value added tax will be added to the above compensation in accordance with Applicable Law.

7.9.2. Directors will also be entitled to reimbursement of expenses, including for business travel, stay and lodging.

7.9.3. All Directors will be entitled to exculpation, indemnification and insurance in accordance with Section 8 below.

8.	Arrangements Regarding Exculpation and Indemnification.

8.1. Exculpation. The Company may exempt its Office Holders in advance for all or any of his or her liability for damage in consequence of a breach of the duty of care vis-a-vis to the Company, to the fullest extent permitted by Applicable Law.

8.2. Insurance. The Company will provide directors’ and officers’ liability insurance for Office Holders as follows:

8.2.1. General directors’ and officers’ liability insurance with coverage of up to the higher of (i) $200 million and (ii) 15% of the Company’s market capitalization, calculated based on the closing price of the Company’s shares, as quoted on The Nasdaq Stock Market LLC at the close of business on December 31 of the calendar year preceding the date of such approval, without limiting the premiums payable, provided that, the premium is determined by the Committee to be customary in the circumstances at such time. Such coverage can include, among other things, coverage with respect to reimbursement of expenses, claims relating to any public offering of shares or other securities of the Company and provisions covering an Office Holder’s liability following termination of employment or service.

8.2.2. Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control.

8.2.3. The Board, based on the recommendation and approval of the Committee, shall be authorized to increase the coverage of any insurance policy purchased if such increase exceeds the defined cap set forth above by up to 20% (beyond such cap) in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval, if and to the extent permitted under the Companies Law.

8.3. Indemnification. The Company may indemnify its Office Holders to the fullest extent permitted by Applicable Law and the Company’s Articles of Association, for any liability and expense that may be imposed on the Office Holder, as provided in the indemnity agreement between such individuals and the Company, all subject to Applicable Law and the Company’s Articles of Association.

9.	Recoupment and Reduction of Compensation.

9.1. An Office Holder will be required to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before the third year following the date on which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated. Such amount(s) shall be repaid by the relevant Office Holder within the period determined by the Board, which will be no longer than six (6) months (subject to the possibility of extending the period by up to six (6) more months if the returned amount is higher than thirty percent (30%) of the Office Holder’s Base Salary). It is clarified that a restatement of figures in the financial statements which derives from changes to the law, regulations or accounting standards, will not be deemed as a restatement due to which the provisions of this section will apply.

9.2. The Board, based on the recommendation and approval of the Committee, shall be authorized, to the extent permitted by Applicable Law, rule or regulation, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

9.3. In addition, in special cases the Board, based on the recommendation and approval of the Committee, may reduce the Annual Bonus, or postpone the payment thereof, in whole or in part, or record a provision due thereto in the financial statements, and pay the same on the date scheduled thereby.

9.4. Nothing in this Section 9 derogates from any other “Clawback” or similar provisions regarding recoupment and reduction of compensation imposed on Office Holders by virtue of applicable securities laws or a separate contractual obligation. For the avoidance of doubt, the Company’s recoupment policy as in effect from time to time.

10.	General Provisions.

10.1. The Office Holders who will be subject to the Policy may be the Company’s employees or independent contractors who provide services thereto. Insofar as the Office Holder provides services to the Company as an independent contractor, the provisions of the Policy will apply mutatis mutandis, the compensation to the Office Holder will be paid against an invoice, and the compensation components will be normalized such that overall, they will be financially consistent with the provisions of this Policy.

10.2. The Policy will apply to compensation approved starting from the date of adoption of the Policy in accordance with the provisions of the Companies Law. The Policy does not prejudice the Company’s existing engagements with officeholders.

10.3. Subject to Applicable Law, the Compensation Committee and Board may permit an Office Holder to forego his or her Base Salary, in whole or in part. In such event, the applicable maximum amounts, caps, ratios etc. which are detailed in this Policy and are based on or tied to the Base Salary shall be calculated based on the pre-foregone Base Salary that was due to be paid to such Office Holder, for all purposes and intents.

10.4. In the event that new regulations or any amendment to the law in connection with Office Holders’ compensation will be enacted following the adoption of this Policy, the Company may follow such new regulations or law amendments, even if such new terms are in contradiction to the compensation terms set forth herein.

10.5. Non-Exclusivity of this Compensation Policy.

10.5.1. Neither the adoption of this Policy or any amendment thereof nor the submission of this Policy or any amendment thereof to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans, subject in each case, to the approvals required under the Companies Law.

10.5.2. The Terms of Office of an Office Holder may contain such other terms and conditions that are not inconsistent with this Policy (to the extent required by the Companies Law).

10.6. Governing Law. The Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

10.7. Severability. If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with applicable law as it shall then appear.